Filed by TechTarget, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

An updated version of the article linked within the communication made available on the LinkedIn account of Michael Cotoia, Chief Executive Officer of TechTarget, Inc., was posted on January 17, 2024.

Mike Cotoia • 1st
CEO at TechTarget
1h •

We're super excited for the value the combination of @TechTarget and the @Informa Tech digital businesses brings to our audiences and customers as we expand scale and our leadership position in B2B data and market access. And we're delighted to continue scaling the @TechTarget brand through this combination for years to come. This article from Mike Pastore at @MarTech does a great job of laying it out: https://bit.ly/3vyQFYF

More info and disclaimer: https://lnkd.in/di5Ap3fw

informatech

TechTarget®

Informa Tech/TechTarget merger would create a B2B data giant | MarTech
martech.org • 3 min read

[The text of the article accessible through the link included in the post above is reproduced below.]

Informa Tech/TechTarget merger would create a B2B data giant

The goal of the deal announced Wednesday appears to be a single entity that can provide first-party data at scale.

Mike Pastore on January 17, 2024 at 1:27 pm | Reading time: 6 minutes

We’ve updated this article with comments from current TechTarget CEO Mike Cotoia.

The proposed combination of London-based media and data company Informa PLC’s Informa Tech and Massachusetts-based TechTarget would create a B2B data giant.

The deal, announced last week, is subject to approval by TechTarget shareholders. If approved, the combined company, which will be called TechTarget, will offer B2B marketers in the technology sector a broad range of products and capabilities.

Perhaps most importantly, the new TechTarget will be awash in first-party data from people researching business technology purchases across a sizable portfolio of web properties, analyst firms and digital platforms.

How did we get here?

Many of the B2B tech media brands in the proposed deal are well-known to B2B marketers. Many of the brands go back decades and are no strangers to mergers and acquisitions.

Both Informa Tech and TechTarget used strategic acquisitions to build their portfolios of properties over the years.

The Informa Tech portfolio includes media brands like Industry Dive, Information Week, Light Reading and AI Business; research firms Omdia and Canalys; and lead generation platform NetLine.

TechTarget’s portfolio includes more than 150 websites under the TechTarget umbrella; research firm Enterprise Strategy Group (ESG); and virtual events and video platform BrightTALK.

As the value of audience data increased and B2B marketers in the tech sector, in particular, emphasized buyer intent data, both TechTarget and Informa Tech responded accordingly.

TechTarget offers a buyer intent platform called Priority Engine that gives marketers access to data about prospects actively researching tech solutions. Informa Tech created IIRIS, a B2B customer data platform that collates, standardizes and analyzes all of the first-party data generated by its portfolio.

Dig deeper: Why first-party data collection should be a priority for marketers

First-party takes centerstage

The impact of the deprecation of third-party cookies and the resulting thirst for first-party data is all over the proposed deal. One of the challenges many media organizations face when it comes to first-party data is scale: They can’t generate anything comparable to the volume of third-party data.

First-party data and scale were both mentioned in a statement by Stephen A. Carter, Group Chief Executive at Informa.

”Today we significantly strengthen Informa’s position in the growing B2B digital services market, creating a platform to serve B2B customers at scale digitally, as we already do in live and on-demand B2B events,” Carter said. ”Over the last three years, Informa has built a proprietary first-party data platform, IIRIS, and expanded our position in the B2B Digital Services market. Now, through a majority shareholding in US-listed TechTarget, we are positioning this business firmly where the customers and the value are.”

According to Informa, the total addressable market (TAM) of the new TechTarget will expand customer reach by more than 10x. The new company will also be positioned to drive revenue and growth in new technology-enabled B2B markets.

TechTarget’s CEO sees scale, content as advantages

The proposed combination of TechTarget and Informa Tech is about scale in a number of areas, said Mike Cotoia, the CEO of TechTarget since 2016.

The size of the permission-based audience will, of course, be larger, but so will the company’s geographic footprint if the deal is approved. A combined company could better serve global marketing teams at enterprise vendors, for example.

Cotoia said the combination will also provide scale for marketers trying to reach buyers in vertical markets.Business technology buyers increasingly sit in line-of-business (LOB) positions outside of centralized IT organizations. To reach these buyers, marketers need to work with media companies focused on vertical markets like healthcare, financial services and construction.

TechTarget acquired Xtelligent Healthcare Media in 2021 to break into the healthcare vertical. The addition of Informa Tech’s Industry Dive properties, if the proposed deal is approved, would include coverage for more than 30 additional verticals.

Like most B2B publishers, Cotoia said TechTarget serves two groups: The marketers who need to reach buyers and the tech buyers themselves.

The B2B marketers, he said, are interested in how they can activate intent data and find the fastest, most accurate path to the next deal. But they’re also trying to make their work easier.

“B2B marketers want to do more with less. They’ve added leads, they’ve added data and they’ve added martech and sales tech solutions. Now they want to simplify it,” Cotoia said. “And they want better conversions.”

On the buyers’ side of the equation, the combination of TechTarget and Informa Tech is about delivering high-quality content, according to Cotoia, because the way business technology buyers research and purchase changed significantly in the past decade.

“Today’s tech buyer is a younger buyer who relies less on sales reps and more on trusted content and experts,” Cotoia said. “We’re making sure we provide the impressive content they’re looking for when they’re evaluating options and making critical decisions for their tech stack.”

Cotoia expects content to remain central to TechTarget’s strategy going forward.

“We’re a publisher at heart, as we understand the value of leading with trusted, smart content because that’s what our readers and today’s tech buyer refer to when it comes to making decisions,” Cotoia said.

With an impressive collection of first-party data, vast content resources and an international footprint, a combined TechTarget and Informa Tech would cut an imposing figure on the B2B media playing field.

How will the competition respond? Cotoia has a prediction: More M&A activity.

“I think consolidation is really a trend that is going to keep going,” he said.

Details of the proposed deal

The structure of the proposed TechTarget-Informa Tech deal is slightly more complicated than many acquisitions, even by the standards of publicly traded entities.

Informa PLC will contribute its Informa Tech digital businesses and $350 million of cash in exchange for a 57% stake in the New TechTarget.

The new entity keeps the TechTarget name, and its headquarters in Newton, Mass. It will also keep its TTGT ticker symbol, as the new TechTarget will be traded on the NASDAQ and classified as a Controlled Company. The new CEO will be Gary Nugent, who now holds that position at Informa Tech.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.